Filed by Orbotech Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Orbotech Ltd.

Commission File No.: 000-12790

Dear All,

I am pleased to announce an exciting development for Orbotech. Today KLA-Tencor, the California based leading provider of semiconductor process control and yield management solutions and Orbotech have announced their intentions for KLA-Tencor to acquire Orbotech.

KLA-Tencor’s keen interest in Orbotech is a recognition of the huge success we have made throughout the years and in our significant recent growth story. KLA-Tencor sees Orbotech as a genuine asset in their future strategy, one that will open up new markets and product lines, which add value to their offering, their customer proposition and enables their diversification strategy.

Orbotech is more than a company – it is, has been and will continue to be a special place to many of its employees and it has provided our customers and their ecosystems with truly industry leading solutions across the electronics value chain.

While considering this significant step, we have been very careful in making sure that we only have accepted an offer of a company that:

•	not only understands our culture / DNA / talent and wants to nurture and build a growth story on its basis, but which shares similar values and cultural characteristics,

•	has complementary technologies,

•	is committed to the ongoing operation of the Orbotech business group, under the brand of Orbotech in its current locations,

•	has expressed confidence in both the management team and all of our employees’ commitment to the 2020 plan.

Orbotech has huge growth potential – as I have previously announced to you and our investors in our 2020 plan. It is a challenging plan with significant investments required in markets, products, advanced technology, innovation and customer experience efforts. Having considered these challenges, both KLA-Tencor and Orbotech believe we will be able to meet the increasingly sophisticated needs of our customers and our industry challenges more effectively by leveraging our best practices and sharing the burden of investment together. I ask each one of you to remain committed and focused on that plan.

We will be working very closely with KLA-Tencor as we move forward with this transition based on the aligned vision and set of strategic principles we have developed.

Today marks the announcement of the transaction and there will be a comprehensive communication plan during which you and our customers and partners will be briefed in more detail on what it means for us and for you specifically. During the coming days, Rick Wallace, CEO of KLA-Tencor and I will be coming to visit employees to explain the unique value and role Orbotech will play in KLA-Tencor’s future.

For the coming months, the transaction will move forward with obtaining necessary shareholder and regulatory approvals. We expect the acquisition to close by the fourth quarter of 2018. During this period, we will commence the integration planning process I mentioned above but we continue to operate as a separate entity and (I must emphasize this point) we continue full speed ahead with our 2018 business plans. Please do not meet with KLA-Tencor employees, customers, or suppliers unless you are specifically instructed to.

As I mentioned above, KLA-Tencor’s interest in Orbotech is a true testimony to what we have been able to achieve and I am very proud of what we have built together. We are the result of very hard work and personal contributions by so many of you. Today marks the next step in our journey – one I believe will lay the foundation for great opportunity and success.

I look forward to seeing you in the coming days and please refer to this link for a more detailed set of Q&As.

Asher Levy

CEO

Forward-Looking Statements

This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the Securities and Exchange Commission, including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2017 and quarterly report on Form 10-Q for the quarter ended December 31, 2017. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the Securities and Exchange Commission, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving KLA-Tencor and Orbotech. This communication does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. KLA-Tencor intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This communication is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).